Form 425

Filed by Westport Resources Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Kerr-McGee Corporation
Commission File No.: 001-16619

The communication filed herewith is a transcript of a conference call held by Westport Resources Corporation with investors and interested parties on May 4, 2004 at 11 a.m. EDT to discuss financial and operational results of Westport for the quarter ended March 31, 2004, and contains certain statements regarding the proposed merger of Kerr-McGee Corporation and Westport Resources Corporation. The webcast of the conference call is temporarily archived on Westport Resources Corporation’s website.

CORPORATE PARTICIPANTS

     Donald Wolf

     Westport Resources Corporation — Chairman, Chief Executive Officer and Director

     Lon McCain

     Westport Resources Corporation — CFO, VP and Treasurer

     Barth Whitham

     Westport Resources Corporation — COO

     CONFERENCE CALL PARTICIPANTS

     Jack N. Aydin

     McDonald Investments — Analyst

     Craig Nod (ph)

     Shore water Ltd — Analyst

PRESENTATION

Operator

     Good morning ladies and gentlemen and welcome to the Westport Resources Corporation first quarter earnings conference call. At this time, all participants are in a listen-only mode. Following today’s presentation, instructions will be given for the question and answer session. If anyone needs assistance at any time during the conference, please press the star followed by the zero. As a reminder, this conference is being recorded today, Tuesday, May 4, 2004. I would like to now turn the conference over to Mr. Don Wolf, Westport Resources Corporation’s CEO. Please go ahead, sir.

     Donald Wolf - Westport Resources Corporation — Chairman, Chief Executive Officer and Director

     Thank you, operator. Good morning everyone, thank you for joining our first quarter conference call. Before we start, we need to read the cautionary statement. This call will contain forward-looking statements within the meaning of the Federal Securities Laws. Actual results may differ materially from those projected in our forward-looking statements. Description of the factors that may cause results to differ materially can be found in our Annual Report, on Form 10-K filed with the SEC and in the joint proxy statement and prospectus of Westport and Kerr-McGee included in the registration statement on Form S-4 filed by

     Kerr-McGee with the SEC on April 27 in conjunction or connection with our pending merger with Kerr-McGee Corporation. This morning, Lon McCain our Chief Financial Officer will start off with the financial overview; Barth Whitham, Chief Operating Officer will cover operations, and I will close with a few remarks when they’re finished. So, Lon.

     Lon McCain - Westport Resources Corporation — CFO, VP Treasurer.

     Thank you Don. Good morning everyone. As you can see from our press release, we posted another quarter of quite strong results. We in fact had record levels of production, discretionary cash flow, EBITDAX and net income to common. Our production level was a little over 50 Bcfe for the quarter, which averaged about 551 Mmcfe per day throughout the first quarter. It’s up about 27% from the year-over-year quarter and about 16% from the preceding quarter, the fourth quarter of ‘03. Our cash flow grew to about a $154.4m that’s up about 36% from the same quarter a year ago and about 24% from the fourth quarter of last year. EBITDAX grew 40% year-over-year and 31% quarter-to-quarter to achieve an almost $180m net income to common was $44.8m that was about a 133% increase from the year-over-year quarter and a five times increase, 518% increase from the fourth quarter of ‘03. On the expense side, we continued to make good progress controlling those expenses that we could. Those things, those items that were not price and volume related. Our LOE actually dropped to about $0.54 per Mcfe from the year-over-year quarter, dropped to 18%, dropped about 4% from the preceding quarter. Our DD&A rate was quite lower at a $1.49, quite a drop from the year-over-year and was about flat with the fourth quarter. I’ll come back to that in just a moment and talk about that. The two items that were increases that were volume and price related were production taxes, and transportation expense. Those were the result of higher prices, higher production and to a degree on the transportation, a higher percentage of properties on-shore in our production mix as a result of the sales-tax effect [Inaudible] from fourth quarter of last year. SG&A was a little bit higher about a penny over our guidance range of $0.20, they have included a number of items that are first quarter non-recurring throughout the year kind of expenses such as New York Stock Exchange fees, rating agency fees, Annual Report fees, and some other items that are front-end loaded. We don’t expect those to continue. I will comment on that just briefly though as we go through the next quarter or two. We on our side have to expense the merger cost associated with the Kerr-McGee merger. On their side, they can capitalize that and that will roll through G&A and so will see higher than — higher levels of G&A as we go through this. Our interest expense is $0.35 per Mcfe right at the top-end of our guidance. Stock compensation expense was up quite a bit that is both a good news and bad news. The good news was it was up because that means that our stock price is up a little over $3 to about $3.31 in the quarter and it’s a result of variably priced options that were issued primarily before the IPO as well as the vesting of restricted stock during the quarter that affect that number, and we’ve also had a little bit higher exploration expense as a result of some first quarter cyclic cost that we typically have in the first quarter, it’s about a $1m higher than we had last year. The DD&A rate was quite a bit lower than what our guidance would suggest, our guidance range was $1.60 to $1.80. We actually achieved $1.49 and for DD&A that was the result primarily of some higher reserve volumes at the end of the year or year in reserve report on our offshore properties and a better performance from those that largely resulted in that decrease. Generally, in terms of our guidance we were below our guidance range and our LOE below on transportation expense just slightly over G&A and right at the top in our interest expense and then about a $0.11 below our guidance range on DD&A because of the strong cash flows that we saw through the quarter, we also generated about $25m of excess cash that we used to pay down debt so I think that level now stands about $237m, we continue to see strong cash flows in excess of our capital program for the second quarter. And I think we’ll see another $20m to may be as much as $40m of bank debt reduction between now at the end of the second quarter. With that I think I’ll turn it over to Barth, and we can then come back later for the questions you may have.

     Barth Whitham - Westport Resources Corporation — COO

     Thank you Lon. Thank you for your time this morning and your support, as you can see we continue to expand activity of Westport other than the northern division because of some surface restriction, we had 32 rigs running currently, you saw us reach the thirty mark mid-quarter, 18 operated rigs 14 non-operated rigs. In Gulf of Mexico we’ve got currently five rigs running three-operated rigs two non-operated rigs, enjoyed excess throughout the quarter and end of the second quarter in the Gulf of Mexico. We did dry hole one-well from Main Pass 124 and we suspended one well mechanically. Currently we are still drilling moving the completion operations on the Eugene Island 29, drilling ahead on Highland 119 in the Mississippi Canyon 707. We enjoyed some success with Energy Partners on a non-operated well in South Timbalier 41 and have now moved and are drilling the second well on that exploration prospect. At the March lease sale we enjoyed a reasonable amount of success five of eight tracks that we bid on we were the high bidder, Allan and his group continued to work some of the other opportunities that we saw and didn’t capture in the Gulf of Mexico. In the Southern Division Brian’s group continues to maintain a high activity level, the three rigs that they have picked up they continue to work on with United Acquisition Properties, in Liberty and one rig running in the [Inaudible] just 14 rigs running in our Southern Division six operated eight non-operating. The operated rigs are spread out between the upper and lower South Texas and Upper Gulf Coast and one-well, one rig running in the Permian basin enjoying the continued excess of expand on the Andrew’s project. The non-operated that continues the heavily upper Gulf coast rated four rigs on a [Inaudible] . Two in North Louisiana and non-operated rig there in the Liberty County project and a Barnett Shale rig. The continued success allowance a grant there in the Southern division last well completed there in Liberty County the Catherine Henderson (ph) was the third in a series of seismic anomalies that well IP’d at 3.2m a day somewhere to the 3.2 in the Catherine Henderson number two and the 6.8m of the Catherine Henderson number one. The United Acquisition got a rig running on [Inaudible] and Mekam, and [Inaudible] the last well brought on is producing about 3m a day a million and a half or two being equivalent volume of the back side last well before that the 13 still producing about 4.8m a day and Mekam the last well we frac is testing about 1.2m a day currently well before that the Mekam ranch 116 still producing about 2m a day. In the northern division we currently have run six rigs, four operated, two non-operated that would include one rig running in Utah. Expanding that coal play at [Inaudible] we drilled several wells within the last year they are now producing about 2.2m a day of gas, there is two additional phases that would bring on about 23 wells this years drilling phase. Our mid-stream group has already put in the pipeline infrastructure to expand the drilling program there, we’ve picked up our Moxa unit rig and are picking up the second rig there so we are adding wells in Frontier Dakota play there in the Moxa Arch. We have one rig running in the Bakken play there in Montana along the Montana - North Dakota border and we have an additional rig running in North Dakota and

Morgan draw. We finished the last round of drilling in valley unit the last round of horizontal deep wells producing well over 1000 barrels a day about a 550 net ad to Westport. Non-operated rigs continue to drill the blue rim series of wells on Pinedale. We also had joined [Inaudible] in some drilling there along the [Inaudible] county line in the [Inaudible] area. There is a EOG well drilling at web ranch and capitas rigging up currently in the Big Horn Basin to test an exploration project that we jointly own acreage on. In the western division continues its pace of execution slightly accelerating, we’ve gone from four rigs to five rigs in the western division. Operated rigs and there’s two non-operated rigs working for EOG we are currently producing about 94m a day of net production to Westport. Our Midstream Group in the Uinta basin is moving averaged for the last month, 160m cubic foot a day, the 94m of which is our net acuity. Our Midstream Group continues to work on compression projects, interconnects and hydro- carbon Dupont projects both in South Texas and our repla Gold coast projects adding to our production increase there and helping us maintain the transportation cost. You can see from the metrics that Lon read to you earlier the program of continuing to contain these operating expense last year and growing production rates since (ph) Westport to $0.54 and transportation cost is currently running at $0.07 in MCF. Thank you.

     Donald Wolf - Westport Resources Corporation — Chairman, Chief Executive Officer and Director

     Thanks Lon and Barth, as you’ve heard the company continued to perform very well during the quarter and we have a lot of velocity going forward, lots of rigs working, lot of good prospects that we are testing. Operations and financial performance exceeded our internal expectations and our public guidance. I want to make a couple of comments with respect to our merger transaction and just the several other comments generally. First we want to take this opportunity to thank you, our shareholders for your support of Westport. We have grown the company both in size and quality during the past few years, we are aware that the reputations are slow to be built and quickly lost so your confidence in this managements team is highly valued and carefully guarded. With respect to the emerging transaction that we announced about a month ago now I guess, we considered a number of strategic issues facing Westport over the next several years and among them were future growth rates, size and scale issues, organizational resources etcetera. All of these issues over time could be addressed, developed, worked through with time and money. The option to that of course was to look at corporate transactions resulted in the better combined company than either standalone, whether that would be acquiring another company or being acquired. So we have always been attuned to opportunities along those lines. These combinations are hard to find and if found are often impossible or difficult to consummate due to reasons concerning timing, pricing, culture, and all of the obvious issues. Not withstanding all that we believe that Kerr-McGee merger creates one of the best positioned top independents in the US. The buying company will enjoy a very solid reserve base with dominant and concentrated positions in key growth areas, a strong inventory of growth projects on shore and off shore and a well positioned balance sheet. Our joint SEC and Hart Scott Rodino filling have been submitted to the appropriate federal agencies and we are currently awaiting responses. Meanwhile progress is being made by the transition teams determining the future organizational structure of the combined company. We believe that good decisions and good direction are being pursued in that process. And with that we will conclude our prepared remarks and open the conference to questions. Operator.

QUESTION AND ANSWER

Operator

     Thank you sir. Ladies and gentlemen, at this time we will begin the question and answer session. If you have a question, please press the star followed by the 1 on your push button phone. If you would like to decline from the polling process, please press the star followed the 2. You will hear three tone prompts acknowledging your selection. Your questions will be polled in the order they are received. If you are using speaker equipment, you will need to lift the hand before pressing the numbers. One moment please for our first question. Ladies and gentlemen, as a reminder, if you would like to ask a question, please the star followed by the 1. If you are using speaker equipment, you will need to lift the handset before pressing the numbers. Our first question comes from Jack N Aydin from KeyBanc Capital Markets, please go ahead with your question.

     Jack N. Aydin - McDonald Investments — Analyst

     Hello guys.

     Barth Whitham - Westport Resources Corporation — COO

     Hi Jack.

     Jack N. Aydin - McDonald Investments — Analyst

     Did you — I mean talking about the alloy and unit cost, Lon did you change any of the guidance on that course going forward, at least through the second quarter or so?

     Barth Whitham - Westport Resources Corporation — COO

     Well, as you know, we don’t give quarterly guidance, so we would not comment on that, and at this point we are looking at that and all of the other items as well that seemed [Inaudible] adjusted at this moment of your time.

     Jack N. Aydin - McDonald Investments — Analyst

     Okay Barth, of the drilling in the Gulf of Mexico offshore, any of those discoveries were joint venture with Chevron or not?

     Barth Whitham - Westport Resources Corporation — COO

     Good morning Jack.

     Jack N. Aydin - McDonald Investments — Analyst

     Good morning. How are you?

     Barth Whitham - Westport Resources Corporation — COO

     The Eugene Island 29 well is one of the Chevron joint venture projects that we’ve just, in the last week, reached TD, logged that well and are moving to completion operations on that project. In the next 10 days, two weeks, we’re moving 12 months (ph) and [Inaudible] project, The South Marsh Island, and The Ship Shoal projects, which will be joint venture wells. So, you can see us spot (ph) two more wells, it looks like probably in the next 15 days with Chevron.

     Jack N. Aydin - McDonald Investments — Analyst

     Okay. Well congratulation, it was a great quarter by the way.

     Barth Whitham - Westport Resources Corporation — COO

     Thank you very much.

Unidentified

     Thanks, Jack.

Operator

     Thank you sir. Our next question comes from Craig Nod from Shore water Ltd. (ph) . Please go ahead with your question.

     Craig Nod - Shore water Ltd — Analyst

     Thank you and good morning gentlemen. Quick question for you. Regarding the filings that you’re going to be obliged to make with regard to the regulatory process for your merging with Kerr-McGee, I understand that you had expected to file the Hart Scott Rodino filings by the end of the April. I wonder if that had been done now and if you can get us any more clarity on the process that you still need to take with regard to those regulatory filings.

     Barth Whitham - Westport Resources Corporation — COO

     I think both the S4 and the Hart Scott filings have been made, and we are currently just waiting for the response from both agencies.

     Craig Nod - Shore water Ltd — Analyst

     Okay. I know you are five years, that was on the 27th, I just wasn’t sure about the Hart Scott filing.

     Barth Whitham - Westport Resources Corporation — COO

     Okay.

     Craig Nod - Shore water Ltd — Analyst

     Okay. Great, thank you and good luck with it.

Operator

     Ladies and gentlemen. As a reminder if you have a question, please press the star followed by the one. If you are using the speaker equipment, you will need to lift the handset before pressing the numbers. We do have a follow-up question from Jack Aydin. Please go ahead with your question.

     Jack N. Aydin - McDonald Investments — Analyst

     By the way, everybody is I think listening to the Pioneer/Evergreen conference, that’s why.

     Barth Whitham - Westport Resources Corporation — COO

     Thank you, Jack. We figured that was the case.

     Jack N. Aydin - McDonald Investments — Analyst

     Yes, that was the case, so I’m happy to add — Sam what do you think of the deal — evaluation?

     Barth Whitham - Westport Resources Corporation — COO

     I figured you would ask that Jack.

     Jack N. Aydin - McDonald Investments — Analyst

     I am here, I would love to hear your comment.

     Barth Whitham - Westport Resources Corporation — COO

     Well, those are — that’s probably inappropriate, it is a brand new deal just announced this morning, but I guess one thing it does indicate the potential and the popularity of the Rocky Mountains as we’ve seen now three pretty large Denver-based companies do transactions within the last month. So, it — I think we’re going to continue to see consolidation, certainly the Rocky’s is one of the growth areas left in the US, and so the stock prices of the Rocky Mountain based companies is reflecting that recently.

     Jack N. Aydin - McDonald Investments — Analyst

     You mentioned something about the management transition, you care to talk about it a little bit more or no?

     Barth Whitham - Westport Resources Corporation — COO

     I can’t say much about that. It’s just transition process, we’ve teams from both companies in the various disciplines looking at how the future company will be structured, and then within the near future will be looking at essentially populating those processes, but that sort of ordinary course of the events when you’re doing a transaction like this.

     Jack N. Aydin - McDonald Investments — Analyst

     Thank you.

Operator

     Management, at this time there are no further questions. Do you have any further comments?

     Barth Whitham - Westport Resources Corporation — COO

     No, just to thank everybody for their participation. We know that there is a lot going on this morning and thanks for participating on our call with us.

Operator

     Ladies and gentlemen, this concludes the Westport Resources Corporation First Quarter Earnings conference call. If you would like to listen to a replay of today’s teleconference, you may dial 303-590-3000 or 1-800-405-2236 and enter the access number of 577992, again the number is 303-590-3000 or 1-800-405-2236 and enter the access number of 577992. We appreciate your participation on today’s teleconference, you may now disconnect.

IMPORTANT LEGAL INFORMATION

     THIS TRANSCRIPT IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-McGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

     INVESTOR AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER FILED BY KERR-MCGEE CORPORATION ON APRIL 27, 2004 BECAUSE IT CONTAINS IMPORTANT INFORMATION.

     The joint proxy statement/prospectus of Kerr-McGee Corporation and Westport Resources Corporation was filed with the U.S. Securities and Exchange Commission on April 27, 2004. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus of Westport and Kerr-McGee, which is included in the registration statement on Form S-4 filed by Kerr-McGee with the SEC on April 27, 2004, and other relevant materials that may be filed by Westport or Kerr-McGee with the SEC, including any amendments to such registration statement, at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee or Westport may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn: Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

     Kerr-McGee, Westport and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement. Information regarding Kerr-McGee’s directors and officers is available in the Proxy Statement for its 2004 Annual Meeting of Stockholders, filed March 26, 2004 with the

SEC, and its Annual Report on Form 10-K, filed March 12, 2004 with the SEC. Information regarding Westport’s directors and officers is available in the Proxy Statement for its 2004 Annual Meeting of Stockholders, filed April 20, 2004 with the SEC. Other information about the participants in the solicitation is set forth in the Joint Proxy Statement/Prospectus filed with the SEC on April 27, 2004 and may be included in other relevant materials filed with the SEC by Westport or Kerr-McGee subsequent to such date.

Safe Harbor Language on Forward Looking Statements:

Statements in this transcript regarding the company’s or management’s intentions, beliefs or expectations, or that otherwise speak to future events, including resource estimates, production rate estimates, development schedule and cost estimates, are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include those statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “projects,” “target,” “budget,” “goal,” “plans,” “objective,” “outlook,” “should,” or similar words. These “forward-looking” statements also include statements relating to (1) the impact the companies expect the proposed transaction to have on the combined entity’s operations, financial condition, and financial results, (2) the companies’ expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) anticipated drilling and development opportunities and (6) the ability of the companies to meet their stated financial goals. In addition, any statements regarding possible commerciality, development plans, capacity expansions, drilling of new wells, ultimate recoverability of reserves, future production rates, future cash flows and changes in any of the foregoing are forward-looking statements.

Matters discussed in these statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The following factors, among others, could cause actual results to differ from those set for in these forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Kerr-McGee or Westport stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, the price of oil and gas, drilling risks, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee’s oil and gas business supplies raw materials, the financial resources of competitors, changes in laws and regulations, the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions in areas where Kerr-McGee operates, trade and regulatory matters, general economic conditions, and other factors and risks identified in the Risk Factors sections of the joint proxy statement/prospectus filed on April 27, 2004, Kerr-McGee’s Annual Report on Form 10-K and Westport’s Annual Report on Form 10-K as well as other of their SEC filings.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves. We use certain terms in this transcript, such as “probable and possible” resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in Kerr-McGee’s Forms 10-K and 10-Q, File No. 1-16619, available from its offices or web site, www.kerr-mcgee.com, and in Westport’s Forms 10-K and 10-Q, File No. 1-14256, available from its offices or web site, www.westportresourcescorp.com. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.